Exhibit 99.43
Quest Uranium Corporation
QUEST URANIUM EXPANDS 2010 EXPLORATION PLANS FOR ITS
MISERY LAKE REE PROJECT, NORTHEASTERN QUÉBEC
Highlights:
-	Quest exploration work has defined a concentric, magnetically-ringed geophysical feature, six-km in diameter

-	2009 exploration results returned important quantities of REE, zirconium, niobium, iron, phosphorous, titanium and yttrium from a magnetite-rich horizon identified by airborne magnetic surveys completed by Quest

-	3-D Inversion interpretation of the airborne magnetics identified the feature as relating to a continuous, concentric magnetic sheet ranging up to 450 m in thickness and extending vertically down to two-km depth

-	A 2,500-m reconnaissance diamond drilling program is planned for the project and is expected to commence in August 2010.
Toronto, March 23, 2010 — Quest Uranium Corporation (TSX-V : QUC) is pleased to provide an update on exploration activities for the Corporation’s Misery Lake rare earth element (REE) project, northeastern Québec. Quest is significantly enlarging its exploration objectives for its recently-discovered Misery Lake REE prospect (see Press Release : November 19, 2009). The Corporation intends to undertake geological mapping, rock and till geochemical sampling, ground geophysics and diamond drilling to evaluate areas of REE mineralization in 2009 and to evaluate new targets identified to the south of the ring-anomaly. The Misery Lake project is located 195 km northeast of Schefferville, Québec and 120 km south of the Corporation’s Strange Lake property, northeastern Québec (see Figure 1).
“We are very excited by the prospect of evaluating the rare earth potential of the Misery Lake Intrusive Complex,” said Peter J. Cashin, Quest’s President and CEO. “In addition to the definition of what appears to be an important concentration of REE on the property, all indications from our recent interpretation of the airborne geophysics over the property and our recognition of additional geological, geochemical and geophysical targets further to the south of Misery Lake confirms our view that the project hosts very strong REE potential.”
2009 MISERY LAKE EXPLORATION SUMMARY
The Misery Lake prospect was identified by follow-up exploration over an unusual Federal Government magnetic anomaly, 120 km south of Quest’s Strange Lake property. Early grab sampling in 2007 of part of the magnetic ring-feature returned a surprising 2.25% TREO along with strong iron (FeO), phosphorous (P2O5) and titanium (TiO2) values.
     In the spring of 2009, Quest completed a detailed, 585 line-km airborne radiometric and magnetic survey over the Misery Lake feature (see Figure 2). The airborne geophysics was completed by MPX Geophysics of Concord, Ontario. In addition, Quest compiled Government regional lake bottom and stream-sediment geochemical data to supplement the geophysical data. Both data files were used as a guide to exploration crews to isolate the anomalous target areas on the property. Follow-up sampling last summer of Quest’s airborne geophysical survey over the feature confirmed the presence of a strongly-magnetic ring anomaly having a diameter of six-km. Sampling around the circumference of this ring feature (see Table 1) returned even stronger results, up to 8.56% TREO, 42% FeO, 7.1% P2O5, 4.85% TiO2, 3% zirconium (ZrO2) and 2.7% niobium (Nb2O5). Individual rare earth analyses returned up to 1.38% neodymium oxide (Nd2O3), 1.57% yttrium oxide (Y2O3), 0.41% praseodymium oxide (Pr2O3), 0.144% dysprosium oxide (Dy2O3), 0.15% gadolinium oxide (Gd2O3) and 0.24% ytterbium oxide (Yb2O3). Values in excess of 0.97% TREO represent 40% of the total samples collected on the property. Mineralization is associated with magnetite-rich magmatic segregation layers and zones of iron-enrichment within the peripheral intrusive phase of the Misery Lake intrusive complex. The heavy REE (HREE) content represented 13.0 % to 17.3% of the TREO but recent sampling has identified a new area of REE enrichment returning upwards of 40.2 % and 59.0 % HREE. The apparent strike length of this anomaly is 20 km.
The success of the summer program at Misery and the identification of several analogous geophysical, geochemical and geological features further to the south, motivated Quest to stake a total of 790 km2 of claims to protect these new target areas. These targets have strong similarities to the character of both Quest’s Strange Lake and Misery Lake prospects.
Table 1- Best Assay Results from Grab Samples in Outcrop, Misery Lake Project, Québec

			HREO
Sample	Rock Type	TREO (%)	(%)
203475	Syenite	8.56	14.5
203476	Syenite	7.66	14.1
203542	Syenite	7.39	15.4
203631	Syenite	4.42	59.0
203684	Syenite	6.49	16.7
2010 EXPLORATION PROGRAM
Quest recently contracted Paterson, Grant and Watson of Toronto, Ontario, to undertake high-level interpretation of its airborne magnetic survey data at Misery Lake. Magnetic inversion work was undertaken to develop a 3-D model of the ring magnetic feature defined over the property. This work has led to the interpretation of an inverted cone-shaped body with the walls of the cone being related to a continuous, concentric magnetic sheet that is from 150 m to 450 m thick and having a vertical extension of one to two km (see Figure 3). This year’s exploration will include geological mapping, rock and till geochemical sampling, prospecting. A small 2,500-m reconnaissance diamond drilling program is also planned.
Quality Control
Mr. Peter Cashin, P. Geo., is the qualified person on the Misery Lake Project under National Instrument 43-101 and was responsible for this news release. Material for analysis has been obtained from grab samples from outcrop and boulders. A strict QA/QC program is followed which includes the use of elemental standards, duplicates and blanks. Analyses were performed by Activation Laboratory Limited of Ancaster, Ontario.
About Quest Uranium
Quest Uranium Corporation is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Corporation is publicly-listed on the TSX Venture Exchange as “QUC” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake area of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation is currently completing a 43-101 Resource Estimate and Metallurgical study as part of an on-going economic evaluation of the deposit. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questuranium.com
URL: www.questuranium.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release
This news release contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond the control of Quest Uranium Corporation (“Quest”). Actual results or achievements may differ materially from those expressed in, or implied by, this forward-looking information. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive therefrom. Forward-looking information is based on the estimates and opinions of Quest’s management at the time the information is released. Quest does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Figure 1 — Misery Lake Project Location Map, Québec

Figure 2 — Misery Lake Discovery Grab Sample Location Map on Airborne Magnetics, Québec

440000
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Misery Lake
Total Magnetic Intensity
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Quest Uranium, Anomalous Grab Sample, 2009
Quest Uranium, Grab Sample, 2009
Quest Uranium Corporation
Misery Lake Project

Figure 3 — 3-D Inversion Model of the Airborne Magnetics, Misery Lake Project, Québec